

November 18, 2020

Thomas Amell
Chief Executive Officer
Pioneer Bancorp, Inc.
652 Albany Shaker Road
Albany, New York 12211

      Re: Pioneer Bancorp, Inc.
           Form 10-Q filed May 14, 2020
           Response Dated September 29, 2020
           File No. 001-38991

Dear Mr. Amell:

      We have reviewed your September 29, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2020 letter.

March 31, 2020 Form 10-Q

Potentially Fraudulent Activity, page 44

1.   Please refer to comment 3. We have reviewed the information provided in your response, and would object to your conclusion that the identified fraud was a nonrecognized subsequent event under ASC Topic 855. In light of this conclusion, please tell us how you considered this determination in measuring your allowance for loan losses as of June 30, 2019 and September 30, 2019.

Thomas Amell
Pioneer Bancorp, Inc.
November 18, 2020
Page 2

  You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande, Accounting Branch Chief, at 202-551-3423 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Finance

cc: Patrick J. Hughes - Chief Financial Officer